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                             November 17, 2023

       Surendra Ajjarapu
       Chief Executive Officer
       OceanTech Acquisitions I Corp.
       515 Madison Avenue, Suite 8133
       New York, New York 10022

                                                        Re: OceanTech
Acquisitions I Corp.
                                                            Amendment No. 2
Registration Statement on Form S-4
                                                            Filed November 3,
2023
                                                            File No. 333-273186

       Dear Surendra Ajjarapu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2023 letter.

       Amendment No. 2 to Registration Statement on form S-4 filed November 3, 2023

       Q: What percentage of the Post-Closing Company will be owned by OTEC stockholders who elect not to redeem their shares?, page 22

   1. We note your revised disclosure in response to comment 1, including that "[t]he total equity value of the
Post-Closing Company was determined by multiplying the OTEC
                                                        Common Stock closing
price of $11.02 per share on October 30, 2023 by the number of outstanding shares at
the Closing of the Business Combination in each of the five
                                                        redemption scenarios."
Please revise your post-transaction equity value to take into account not only the
current value of the OTEC common shares or the capital in the trust account, but a
post-transaction equity value of the combined company, to show the impact of redemptions on the
per share value of the shares owned by non-redeeming shareholders at each redemption
level. Alternatively, please explain why the market value of the OTEC shares prior to the
merger represents an appropriate measure of the post transaction equity
 Surendra Ajjarapu
OceanTech Acquisitions I Corp.
November 17, 2023
Page 2
         value of the combined company.
Q: What interests do the Sponsor and the current officers and directors of OTEC have in the
Business Combination?, page 27

2. We note your revised disclosure in response to comment 3 that OTEC cannot assure investors that Article X of the OTEC Charter, relating to the waiver of the corporate opportunities doctrine for OTEC and any of its officers and directors or affiliates, did not impact its search for a business combination target. Please revise your disclosure to affirmatively state whether you believe that Article X impacted your search for a business combination target.
Unaudited Prospective Financial Information of Regentis, page 138

3. We note your revised disclosure in response to comment 10, including that, in formulating its market penetration and pricing estimates, Regentis' management considered the impact of competition from existing solutions and potential known new market entrants and their competing solutions to address Regentis' target market. Please revise your disclosure to identify the competing existing solutions and potential solutions considered by Regentis'
         management, the specific assumptions related to the length of time of the medical procedures related to these solutions compared to Regentis' solution, and the price points of these solutions compared to Regentis' price points.
General

4. We note your response and amended disclosure in response to comment 7, including that
       OTEC did not have an ongoing relationship with Maxim at the time Maxim was engaged as Regentis' financial advisor. However, you disclose on page 133 that "Sponsor agreed to work with Maxim and other advisors to negotiate various soft terms before signing any binding agreements for funding." Please clarify Sponsor's relationship to Maxim at the time the parties were negotiating the business combination. In addition, you disclose on page 224 that Maxim and the company amended the Underwriting Agreement to resolve an issue related to the company contemplating a transaction with another target prior to the business combination with Regentis, which target sought to use another bank unless
FirstName LastNameSurendra Ajjarapu
       certain terms were agreed upon. Please clarify Maxim's ongoing relationship with OTEC,
Comapany    NameOceanTech
       considering             Acquisitions
                    that the parties amendedI Corp.
                                              the underwriting agreement after
the IPO date based
       on discussions
November               with2a potential target.
           17, 2023 Page
FirstName LastName
 Surendra Ajjarapu
FirstName
OceanTechLastNameSurendra
           Acquisitions I Corp.Ajjarapu
Comapany 17,
November  NameOceanTech
              2023          Acquisitions I Corp.
November
Page 3    17, 2023 Page 3
FirstName LastName
       Please contact Kristin Lochhead at 202-551-3664 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Andrew M. Tucker, Esq.